Exhibit 99.2

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Titan Trading Analytics Inc.
#120, 4445 Calgary Trail
Edmonton, AB T6H 5R7

2.	Date of Material Change

November 5, 2009

3.	News Release

November 5, 2009 via Marketwire

4.	Summary of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) Rolls Out TickAnalyst Software Platform with
G-2 Trading LLC

5.	Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) announces that it has commenced installation of its TickAnalyst software platform with G-2 Trading LLC (“G-2”) of New York. G-2, formerly RBC Professional Trader Group, with 130 proprietary traders is the first successful commercial client for Titan’s proprietary trading platform, complete with service and support contracts. In return, G-2 will pay a monthly license fee as well as certain incentives based on usage of Titan’s TickAnalyst X2 software platform.

G-2 Trading LLC is engaged in all aspects of the trading business. G-2 is committed to empowering its staff of 130 proprietary traders with the most innovative and powerful tools available in the industry allowing management to carefully grow a top-quality group of professionals. G-2 is well positioned to grow as a premier destination for sophisticated proprietary traders.

6.	Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Kenneth Powell, CEO & Director
Phone 780 438 1239

9.	Date of Report

November 9, 2009